SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 4, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated November 27, 2002, regarding the creation of a Disclosure Committee.
2.	Annex to the Official Notice presenting information about the Disclosure Committee.

ITEM 1

OFFICIAL NOTICE

Madrid, 27 November 2002

The Repsol YPF Board of Directors today approved the creation of a Disclosure Committee.

This committee will have as one of its missions the general monitoring of the regulations and codes of conduct that may be stipulated or published in relation to Company Law, with special reference to companies listed on the stock markets, and good governance. It will evaluate the degree in which these affect the company and propose, when advisable, the adoption and instrumentation of the pertinent measures.

Details of the composition, functions and scope of this Committee may be found in the enclosed Annex.

Yours faithfully,

Antonio Gomis Sáez
Corporate Director of External Relations

ITEM 2

Annex: The creation of a Disclosure Committee.

The ENRON, WORLDCOM, Global Crossing and other cases have given rise to a general process of response in the countries with developed stock markets. Such countries are setting in place measures, which make it possible to guarantee that the financial and accounting information published by listed companies accurately portrays their asset value, better protecting the rights of shareholders and investors.

In Spain, these concepts are governed by Law 44/2002, of 22 November, on Measures to Reform the Financial System, and initiatives such as the creation of The Special Commission for transparency and security of financial markets and listed companies (the “Aldama Commission”; the Proposal for a Code for Trading Companies put forward by the General Codification Commission; and the White Book for Accounting Reform in Spain. Listed companies such as Repsol YPF have included reform measures in their Codes of Conduct.

In the European Union, these initiatives have taken the form of the Winter Report on Corporate Governance, sent to the Commission and published at the beginning of November.

The USA has been the country to take the most effective measures to date. At the end of July, the Sarbanes Oxley Act 2002 was approved, and is noteworthy because it also applies to foreign companies listed in the USA.

One of the measures established by the Sarbanes Oxley Act 2002 is the requirement that the CEO and CFO of listed companies certify the accuracy of the financial information presented. This endorsement also includes the existence and maintenance of procedures for the preparation and internal control of this information. This aspect of the Sarbanes Oxley Act 2002 is developed in the SEC Regulations dated 29 August last (“Certification of Disclosure in Companies’ Quarterly and Annual Reports”–Release nº 33-8124) in which the creation of a Disclosure Committee is recommended, and which in its turn should certify before the CEO and CFO the existence of such procedures and controls.

Although the creation of this Committee is voluntary, it is considered advisable to propose to a company’s board of directors that such a Disclosure Committee should be set up to take on the functions stipulated in the SEC Regulations, and others which would favour the correct preparation and control of financial and accounting data released by the company.

Agreement

To this effect, the following resolution is presented for the approval of the Board of Directors:

“First.- To reiterate that it is the company’s policy that all information released to its shareholders, the markets on which its shares are negotiated and the regulatory authorities for said markets be true and complete, adequately representing its financial situation and the results of its operations, and be communicated in fulfilment of the deadlines and other requirements established in the relevant standards and general principles governing trade on the markets and the principles of good governance that the company follows.

Second.- To set up a Disclosure Committee (in the terminology used by the Securities Exchange Commission-SEC), which will have the following mission:

a)	To monitor the overall fulfilment of regulations and principles of conduct of voluntary application that may be stipulated or issued in relation to Company Law, especially relating to listed companies, and their good governance; evaluating the degree in which they affect the company and proposing, when convenient, the adoption and instrumentation of the pertinent measures.

b)	To direct and coordinate the establishment and maintenance of:

	−	Procedures for the preparation of accounting and financial information to be approved and registered by the company, in accordance with the regulations in force, or which are generally released to the markets;

	−	Systems of internal control, sufficient, adequate and efficient enough to ensure that the company’s financial statements included in the annual and quarterly reports, are correct, trustworthy, sufficient and clear, and to do the same with regard the accounting and financial information that the company must approve and register;

	−	Processes of significant risk identification in the company’s businesses and activities, which may affect the accounting and financial information that the company must approve and register.

c)	To assume the functions that the laws of the United States and the SEC regulations applicable to the company may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC Regulations dated 29 August 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports”– Release number 33-8124), and those which modify or substitute these, in relation to the support for the endorsement by the Chairman of the Board and the company’s CFO on the existence and maintenance by the company of procedures and controls referring to the elaboration and content of the information included in the Form 20F, and other information of a financial nature.

d)	To take on similar functions to those stipulated in the SEC Regulations for a Disclosure Committee with regard to the existence and maintenance by the Company of procedures and controls referring to the preparation and content of the information included in the Annual Accounts (which the administrators should formulate in compliance with Spanish Company Law), and any accounting or financial information that should be registered with the Spanish Stock Market Authorities (la Comisión Nacional de Valores), the Argentine Stock Market Authorities (la Comisión Nacional de Valores de Argentina) and other regulators and agents of the markets on which the company’s stock is negotiated.

e)	To revise and supervise the company’s preparation and presentation procedures for the following information:

− Official notices which must be forwarded to the Spanish Stock Market Authorities (CNMV), the SEC, the Argentine Stock Market Authorities, (CNV) and other regulators and agents for the stock markets on which the company’s stock is negotiated.

− Regular financial reports.

− Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information of relevance to the shareholders.

− General correspondence sent out to the shareholders.

− Presentations to analysts, the investment community, rating agencies and lending institutions.

f)	The elaboration of proposals for a “Code of Ethics” and an “Internal rule of conduct on the stock markets” with the content and coverage resulting from the relevant standards in force or considered appropriate, adapting similar documents currently in use within the company when necessary.

g)	To supervise the same kind of Committee, with similar responsibilities, that YPF may set up as a company whose stock is negotiated on the USA stock markets.

h)	To undertake any other function that, in relation to the preparation and release of financial data, which the Board of Directors, its Auditing and Control Commission, the Chairman of the Board or the company’s CFO may require of it.

Third.- The Committee will act under the supervision of the Auditing and Control Commission to the Board of Directors, the Chairman of the Board and the company’s CFO, who will act as its President. The Chairman of the Board of Directors will attend the Committee meetings whenever the nature of decisions to be taken so require, or whenever he himself deems necessary.

The Committee Members will be:

The Corporate Vice Chairman.
The Executive Vice President of Exploration & Production
The Executive Vice President of Refining & Marketing
The Corporate Director of Legal Affairs
The Corporate Director of External Relations
The Corporate Director of Planning & Control
The Corporate Director of Human Resources
The Director of Consolidation and Accounting Regulations
The Director of Corporate Auditing

The Committee will comprise any other members that the Chairman of the Board of Directors and the company’s CFO may see fit to appoint.

The company’s External Auditors will collaborate with the Committee and participate in its meetings whenever convenient for the fulfilment of its mission.

The Committee will have the support of the company Management and personnel it may require for its work, and whenever necessary may seek external counsel with respect to the communications and registering of information with the SEC and other foreign stock market supervisory bodies which the company is obliged to carry out.

Fourth.- The Chairman of the Board of Directors and the company’s CFO, having previously reported to the Auditing and Control Commission, will establish the structural and working rules for the Committee.

These rules will govern the way in which Committee meetings are held and the procedures for making its resolutions and agreements official. The possibility of holding sessions and adopting agreements without the physical presence of Committee members in the same place at the same time should be contemplated.

For reasons of confidentiality or urgency, the Committee will be able to hold sessions and adopt agreements with participation limited to those members considered indispensable. Exceptionally, and for these same reasons, decisions referring to the matters falling under the Committee’s responsibility may be made directly by the Chairman of the Board of Directors or the company’s CFO.

In carrying out its functions, the Committee will maintain a special relationship with the Auditing and Control Committee to the Board of Directors, executing the instructions the latter committee may issue, and informing same of its activities not only with regularity, but also whenever the nature of precise measures so advise, and whenever the Commission may so request.

Madrid 27 November 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	December 4, 2002	By:	/s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer